UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________________

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the Month of April 2011
_______________________

Commission File Number 000-28998

ELBIT SYSTEMS LTD.
(Translation of Registrant’s Name into English)

Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒	Form 20-F	☐	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note : Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note : Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐

☐	Yes	☒	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

      Attached hereto as Exhibit 1 and incorporated herein by reference is the Registrant’s press release dated April 13, 2011.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT SYSTEMS LTD. (Registrant)
By:	/s/ Ronit Zmiri
Name:	Ronit Zmiri
Title:	Corporate Secretary

Dated: April 14, 2011

EXHIBIT INDEX

Exhibit No.	Description
1.	Press Release dated April 13, 2011

Exhibit 1

Elbit Systems' Brazilian Subsidiary,
AEL Sistemas, and Embraer Sign Strategic
Agreement Focusing on the UAS Market

The agreement envisages the evaluation of joint exploration of the UAS market, with the anticipated creation of a new company to work in the segment

Haifa, Israel, April 13, 2011 – Elbit Systems Ltd. (NASDAQ and TASE: ESLT) ("Elbit Systems") announced today that its Brazilian subsidiary, AEL Sistemas S.A ("AEL") signed a strategic agreement with Embraer Defesa e Segurança S.A., a subsidiary of Embraer S.A (NYSE: ERJ; BM&FBOVESPA: BR3) ("Embraer"), during the Latin American Aerospace & Defense (LAAD) Exhibition 2011. The agreement envisages the evaluation of joint exploration of unmanned aircraft systems (UAS), including the anticipated creation of a jointly owned company with majority participation of Embraer Defesa e Segurança to work in the segment.

Luiz Carlos Aguiar, President of Embraer Defesa e Segurança stated: " UAS are a reality and a need for solutions on defense and security, and Embraer Defesa e Segurança considers that this agreement intends to strengthen both companies’ ability to offer solutions with an excellent cost-benefit ratio for the Brazilian Government." Aguiar added: "In addition, these vehicles allow for dual-use for monitoring of ports, agricultural, forest, and coastal areas, traffic, etc".

Shlomo Erez, Director General of AEL, commented: "This strategic agreement with Embraer marks a significant milestone for AEL, towards the realization of our goal regarding the development of UAS competencies in Brazil. This cooperation with Embraer will leverage new business opportunities and enhance Brazilian know-how in the development and manufacture of unmanned systems, offering latest generation technology in order to meet the specific demands and needs of our country”. Erez added: "The agreement foresees the evaluation of joint activities in marketing, development, systems integration, manufacturing and support of UAS, as well as in simulators and activities for the modernization of avionics systems, and the anticipated participation of Embraer Defesa e Segurança in the capital of AEL".

Embraer and AEL have a successful track record of cooperative relationships. AEL was one of the first suppliers of systems for the turboprop Tucano basic trainer and the subsonic fighter AMX, aircraft manufactured by Embraer in the 1980s and 1990s. Currently, AEL provides the avionics for the turboprop light attack and advanced training Super Tucano, as well as the avionics of the F-5M fighter, modernized by Embraer for the Brazilian Air Force (FAB).

About Elbit Systems
Elbit Systems Ltd. is an international defense electronics company engaged in a wide range of programs throughout the world. The Company, which includes Elbit Systems and its subsidiaries, operates in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence surveillance and reconnaissance ("C4ISR"), unmanned aircraft systems ("UAS"), advanced electro-optics, electro-optic space systems, EW suites, airborne warning systems, ELINT systems, data links and military communications systems and radios. The Company also focuses on the upgrading of existing military platforms, developing new technologies for defense, homeland security and commercial aviation applications and providing a range of support services.
For additional information, visit: www.elbitsystems.com.

Contacts:

Company Contact:

Joseph Gaspar, Executive VP & CFO
Tel:  +972-4-8316663
j.gaspar@elbitsystems.com
Dalia Rosen, VP, Head of Corporate Communications
Tel: +972-4-8316784
dalia.rosen@elbitsystems.com
Elbit Systems Ltd.
IR Contact: Ehud Helft Kenny Green CCG Investor Relations Tel: 1-646-201-9246 e-mail: elbitsystems@ccgisrael.com

This press release contains forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended) regarding Elbit Systems Ltd. and/or its subsidiaries (collectively the Company), to the extent such statements do not relate to historical or current fact.  Forward Looking Statements are based on management’s expectations, estimates, projections and assumptions.  Forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended.  These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict.  Therefore, actual future results, performance and trends may differ materially from these forward-looking statements due to a variety of factors, including, without limitation: scope and length of customer contracts; governmental regulations and approvals; changes in governmental budgeting priorities; general market, political and economic conditions in the countries in which the Company operates or sells, including Israel and the United States among others; differences in anticipated and actual program performance, including the ability to perform under long-term fixed-price contracts; and the outcome of legal and/or regulatory proceedings.  The factors listed above are not all-inclusive, and further information is contained in Elbit Systems Ltd.’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission. All forward-looking statements speak only as of the date of this release. The Company does not undertake to update its forward-looking statements.